December 11, 2019

Paul R. Arena
Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, CA 90401

       Re: Parallax Health Sciences, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed December 2, 2019
           File No. 333-231981

Dear Mr. Arena:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2019 letter.

Form S-1/A filed December 2, 2019

Description of Indebtedness, page 93

1. We note your response to our prior comment number 2 that the disclosure has been amended to clarify the past defaults have been cured. We also note your statement in the second paragraph that the senior secured convertible note to Lender Group A "is currently in default". Finally, we note you indicate that a verbal agreement has been made to extend the due date of the note and that you filed Exhibit 4.20 "Description of Oral Agreement
       ..." that states "Under the oral agreements, the Notes would not be considered in default, but will accrue interest and stock awards ...." Please revise your statement that the Lender
       Group A note is currently in default or advise us as appropriate.
 Paul R. Arena
Parallax Health Sciences, Inc.
December 11, 2019
Page 2

       You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551-3356 or Pam Long at (202) 551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNamePaul R. Arena
                                                          Division of
Corporation Finance
Comapany NameParallax Health Sciences, Inc.
                                                          Office of Real Estate
& Construction
December 11, 2019 Page 2
cc:       Peter Hogan
FirstName LastName